UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*


                                     EXX Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    269282109
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
                  (Date of Event Which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [X] Rule 13d-1(c)

    [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        269282109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Adam Gross
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power          316,447
Shares Bene-       -------------------------------------------------------------
ficially owned     6.  Shared Voting Power        0
by Each            -------------------------------------------------------------
Reporting          7.  Sole Dispositive Power     316,447
Person With:       -------------------------------------------------------------
                   8.  Shared Dispositive Power   0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     316,447
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     3.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                Page 2 of 9 pages

CUSIP No.        269282109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    APG Capital, LP
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power          316,447
Shares Bene-       -------------------------------------------------------------
ficially owned     6.  Shared Voting Power        0
by Each            -------------------------------------------------------------
Reporting          7.  Sole Dispositive Power     316,447
Person With:       -------------------------------------------------------------
                   8.  Shared Dispositive Power   0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     316,447
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     3.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

CUSIP No.        269282109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    APG Capital Partners, LP
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power          316,447
Shares Bene-       -------------------------------------------------------------
ficially owned     6.  Shared Voting Power        0
by Each            -------------------------------------------------------------
Reporting          7.  Sole Dispositive Power     316,447
Person With:       -------------------------------------------------------------
                   8.  Shared Dispositive Power   0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     316,447
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     3.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

CUSIP No.        269282109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    APG Capital Management, LLC
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power          316,447
Shares Bene-       -------------------------------------------------------------
ficially owned     6.  Shared Voting Power        0
by Each            -------------------------------------------------------------
Reporting          7.  Sole Dispositive Power     316,447
Person With:       -------------------------------------------------------------
                   8.  Shared Dispositive Power   0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     316,447
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     3.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                                Page 5 of 9 pages

Item 1.

(a)  The name of the issuer is EXX Inc (the "Issuer").
(b) The principal executive office of the Issuer is located at 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119-5263.

Item 2.

(a) This statement (this "Statement") is being filed by (i) APG Capital, LP, a Delaware limited partnership (the "Fund"), (ii) APG Capital Partners, LP, a Delaware limited partnership ("APG Capital Partners"), which serves as the general partner of the Fund, (iii) APG Capital Management, LLC, a Delaware limited liability company ("APG Capital Management"), which serves as the investment manager of the Fund and the general partner of APG Capital Partners, and (iv) Adam Gross, the managing member of APG Capital Management (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares of Class A Common Stock reported in this Statement. Each Filer other than the Fund disclaims beneficial ownership of such shares.
(b) The principal business office of the Filers is 12 Greenway Plaza, Suite 1100, Houston, Texas 77046.
(c)  For citizenship information see item 4 of the cover sheet of each Filer.
(d)  This Statement relates to the Class A Common Stock of the Issuer.
(e)  The CUSIP Number of the Class A Common Stock of the Issuer is 269282109.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2 above, which gives information as of December 31, 2007. The percentage ownership of each Filer is based on 9,932,463 shares of Class A Common Stock outstanding as of November 9, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2007 for the quarterly period ended September 30, 2007.


                                Page 7 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    January 3, 2008


/s/ ADAM GROSS
-------------------------
Adam Gross


APG Capital Partners, LP

By:  APG Capital Management, LLC,
     General Partner

By:  /s/ ADAM GROSS
     ---------------------------
     Adam Gross, Managing Member


APG Capital Management, LLC

By:  /s/ ADAM GROSS
     ---------------------------
     Adam Gross, Managing Member


APG Capital, LP

By:  APG Capital Partners, LP,
     General Partner

By:  APG Capital Management, LLC,
     General Partner

By:  /s/ ADAM GROSS
     ---------------------------
     Adam Gross, Managing Member




                                Page 9 of 9 pages